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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	David Gessert

Laura Crotty

Jenn Do

Daniel Gordon

Re:	Rapid Micro Biosystems, Inc.

Amendment No. 2 to
Draft Registration Statement on Form S-1

Submitted May 7, 2021

CIK No. 0001380106

Ladies and Gentlemen:

On behalf of Rapid Micro Biosystems, Inc. (the “Company”), we are hereby submitting on a confidential basis the second amendment (the “Amended Draft Registration Statement”) to the Draft Registration Statement on Form S-1 previously submitted on a confidential basis with the Securities and Exchange Commission (the “Commission”) on March 22, 2021 and amended on May 7, 2021 (the “Previous Draft Registration Statement”). The Amended Draft Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Previous Draft Registration Statement received on May 19, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary

Our market, page 6

1.	We note the disclosure added in response to our prior comment 4. Please provide details regarding Health Advances LLC and the company's relationship thereto, including whether or not any studies were commissioned in connection with the registration statement. If so, please consider the application of Securities Act Rule 436.

June 9, 2021

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 6 and 93 of the Amended Draft Registration Statement. The Company also advises the Staff that a consent from Health Advances LLC will be filed as Exhibit 23.3.

Management Discussion and Analysis, page 62

Critical accounting policies and significant judgments and estimates, page 79

2.	We have read your response to comment 8 in our letter dated April 19, 2021. Please further clarify how, if the System will accept only your Consumables to complete ongoing testing and orders for such Consumables are typically placed separately from that of the System, your customers benefit from the use of the System "[u]pon purchase". Please clarify if orders for Consumables are typically placed only after the completion of validation services. Finally, in the cases when a customer purchases the System and Consumables at the same time, confirm, if true, whether you allocate the contract’s transaction price to each performance obligation on a relative standalone selling price basis, as you have indicated you do when the LIMS connection software is purchased as part of the initial System sale.

Response: The Company respectfully advises the Staff that it applied the guidance in ASC 606-10-25-19 through 22 to identify distinct performance obligations in customer contracts. Furthermore, the Company considered ASC 606-10-55-150G through 150K (Example 11, Case E), which provides illustrative guidance related to equipment and consumables that are produced only by the entity but are sold separately by the entity. The Company promises to sell the System in conjunction with installation and validation services. Each System is capable of being distinct, as the Company regularly sells Systems separately and the customer can benefit from the System with other readily available resources that are sold by the Company. The System is distinct within the context of the contract, as the Company does not integrate the System with other goods or services that represent a combined output. The System does not modify, and is not modified by, installation services, validation services or Consumables. By reference to ASC 606-10-25-19(c), the System and other promised goods and services are not highly interdependent or interrelated because the Company can fulfill all of these promises independent of one another consistent with the device and consumables illustrated in Example 11, Case E.

While the Consumables are typically ordered separately from the initial purchase order that includes the System, the Consumables are readily available to the customer upon issuance of a separate purchase order, which is solely within the control of the customer and can be submitted to the Company at any time. The customer obtains a benefit for using the System upon transfer of control of the System to the customer because the System can be utilized with Consumables that are readily available for purchase by the customer at any time. As disclosed on pages 17 and 66 of the Amended Draft Registration Statement, the Company’s customers typically transition over a period of up to three months from their legacy manual method of testing to the automated method using the System and begin utilizing Consumables after the validation services have been completed. Accordingly, initial orders for Consumables are typically placed as the validation services are being completed or shortly thereafter and then on a recurring basis once the validation services have been completed.

June 9, 2021

For all contracts, the Company allocates the total identified consideration to each distinct performance obligation based on each performance obligation’s relative standalone selling price. In any instance when Consumables are purchased as part of the original order, the Consumables are identified as a distinct performance obligation within these transactions and consideration is allocated to the Consumables accordingly.

Business

Intellectual property, page 109

3.	We note your response to prior comment 10. Please further revise your disclosure to include:
•	the type of patent protection for the patents issued or applied for (i.e., composition of matter, use or process);
•	the expiration year of each patent or pending patent application on an individual basis; the identity of the European countries in which you have issued patents with respect to your (i) your technology related to rapid detection of replicating cells and (ii) your cassette for sterility testing.

In this regard, it may be useful to provide tabular disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 111 to 113 of the Amended Draft Registration Statement.

License Agreement, page 109

4.	We note your response to our prior comment 9. Please provide more specificity around the fixed dollar royalty range. As drafted, a range of "the low to mid thousands of dollars" may be widely interpreted and could mean $1,000 to $5,000 or $1,000 to $50,000. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 110 of the Amended Draft Registration Statement.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (617) 948-6027 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Wesley C. Holmes

Wesley C. Holmes
of LATHAM & WATKINS LLP

cc:          Robert Spignesi, Rapid Micro Biosystems, Inc.

Sean Wirtjes, Rapid Micro Biosystems, Inc.

Stephen W. Ranere, Latham & Watkins LLP

Edwin M. O’Connor, Goodwin Procter LLP